FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2003.

Total number of pages: 5.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Announcement of Fourth-Quarter Operating Results]	4

2. [Valuation Loss on Securities Investments at the End of Fiscal Year Ended March 31, 2003]	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	April 1, 2003

Tokyo, 01 April 2003

Announcement of Fourth-Quarter Operating Results

Nomura Holdings, Inc. plans to announce at 1500 JST on April 30 its results of operations for the year ended March 31, 2003. The financial statements and presentation materials will be available on our Web page (www.nomura.com) twelve hours after the announcement.

A real-time broadcast (audio only) of the telephone conference is scheduled to be delivered on our Web page (www.nomura.com).

Schedule for telephone conference: May 1, 2003	2200 (JST)
0900 (New York time)
1400 (UK time)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo - 1 April 2003

Valuation Loss on Securities Investments at the End of Fiscal Year Ended March 31, 2003

Nomura Holdings, Inc. (“the Company”) records securities investments in accordance with the Accounting Standards for Financial Instruments of Japan.

As of the end of fiscal year ended March 31, 2003, the Company will write off the value of securities investments estimated to result in approximate losses of the following amounts:

(A) Total valuation loss on securities investments at the end of fiscal year ended March 31, 2003	41.2 (billion yen, except percentages)
Breakdown
Write-off on the stocks of affiliated companies	30.0
Write-off on the investment stocks	11.2
(B) Shareholders’ equity as of March 31, 2002	1,441.6
(A)/(B)	2.9%
(C) Average ordinary income for the last 5 years	140.2
(A)/(C)	29.4%
(D) Average net income for the last 5 years	59.7
(A)/(D)	69.1%

Notes:  1.  These figures are approximate estimates of the financial figures on a non-consolidated basis (based on the Securities

                  Exchange Law of Japan).

2.	In principle, the Company writes off the value of its securities investments when the market value of those investments falls to or below 70% of their cost amount in the case of stocks which have market price; or when the current net asset value falls to or below 50% of their cost amount or net asset value at the time of investment in the case of stocks which do not have market price.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.